Filed by Signa Sports United B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yucaipa Acquisition Corp.

Commission File No.: 001-39422

Date: September 17, 2021

Exhibit 99.1 September 16, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDExhibit 99.1 September 16, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Long-term Large, fragmented sports retail market with high long-term growth in focus verticals Megatrends Strong D2C Market leading sports specialist webshop brands with >7M active customers Brands Track Record Robust, double digit organic growth with demonstrated ability to enter new markets Attractive Proven unit economics and expanding margins Financial Profile Path to Global Unique global consolidation opportunity based on proven playbook Scale New Business Accretive, accelerating technology-driven platform and ecosystem expansion Models 2 SIGNA SPORTS UNITED

• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 3 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 3 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED

STRONG OPERATING PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

CUSTOMER MOMENTUM CONTINUING IN Q3 WITH CLEAR ACCELERATION ON A 2 YEAR COMPARISON

LTM ACTIVE CUSTOMERS[1]

(M)



22.7%
Q3 FY20
YoY Growth
32.2%
Q3 FY21
YoY Growth
2.9
3.6
4.8
Q3 FY19
Q3 FY20
Q3 FY21

	Q3 FY20	Q3 FY21[1]	*YoY*	*vs. FY19*	9M FY20	9M FY21[1]	*YoY*	*vs. FY19*
Total Visits (M)	78.4	70.8	(10%)	20%	176.0	197.2	12%	34%
Net Orders (M)	1.7	2.0	19%	62%	3.7	4.9	32%	65%
Net AOV (€)	111.4	104.0	(7%)	(1%)	102.2	103.0	1%	6%

- **9M YTD ahead of plan** across all KPIs
- **First order profitable** customer acquisition with **32.2% growth led to 4.8M active customers**
- Covid-19 Q3 2020 traffic spike effect offset by significant **net conversion increase** leading to **19% growth** in net orders to 2M
- **Resilient AOV** remains **elevated at pre-COVID levels**

Source; Company information.
(1) Excludes Midwest Sports, WiggleCRC and Tennis Express.

SIGNA SPORTS UNITED 4

ROBUST FINANCIAL PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

NET REVENUE(1)

(M)



30% YoY growth excluding full-bike category
38.4%
Q3 FY20 YoY Growth
12.9%
Q3 FY21 YoY Growth
€161
€222
€251
Q3 FY19
Q3 FY20
Q3 FY21



28.2%
9M FY20 YoY Growth
30.6%
9M FY21 YoY Growth
€374
€479
€625
9M FY19
9M FY20
9M FY21

	Q3 FY20	Q3 FY21	YoY	vs. FY19	9M FY20	9M FY21	YoY	vs. FY19
Gross Profit (€M)	82.2	102.3	24%	84%	172.9	245.4	42%	91%
Gross Profit Margin	37.0%	40.8%	375bps	607bps	36.1%	39.3%	314bps	485bps
Adj. EBITDA (€M)	14.7	13.7	(7%)	454%	10.1	27.6	174%	NM
Adj. EBITDA Margin	6.6%	5.5%	(115)bps	392bps	2.1%	4.4%	231bps	591bps

- **9M YTD ahead of plan** across all KPIs
- Net revenue growth in Q3 FY21 of 13% despite constrained inventory across full-bike categories
- **Compounding growth in gross profit of 24.4%** underpinned by margin expansion from dynamic pricing and demand
- Adj. EBITDA margin ahead of plan in Q3

(1) Net revenues inclusive of Midwest Sports from May 1st, 2021. Gross profit defined as Net revenues less cost of materials. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses. For reconciliation to Non-IFRS financial metrics, see page 12.

SIGNA SPORTS UNITED
5

FULL BIKE CATCH UP EXPECTED TO COMMENCE IN 2022

E-BIKE BOOM TO MATERIALLY IMPROVE LONG TERM FULL BIKE UNIT ECONOMICS

SSU Q3 FY21 NET REVENUE SPLIT



Full-Bike
Supply constraints resulted in (30%) YoY Q3 decline in Full-bike sales

~300K
Bikes sold in CY20[4]

36%
Avg. quarterly YoY growth in full bike[3]

67%
Avg. quarterly YoY growth in e-bike[3]

EUROPEAN BIKE UNIT SALES FORECAST



(M)
E-Bike
Bio-Bike
Full-bike revenue pool to grow faster than units due to higher e-bike AOV
Short-term catch up of unit sales anticipated once supply normalizes[1]
35.0
30.0
25.0
20.0
15.0
10.0
5.0
–
2020A
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

~12%
'21E – '30E e-bike CAGR

~5x
E-bike average order value vs. bio-bike[2]

5%
Target SSU Share of European full-bike sales

Source: Cycling Industries Europe Report as of December 2020.
(1) Shaded area represents managements estimates (2) E-bike vs. bio bikes sold on SSU webshops. (3) Average quarterly YoY growth from Q1 FY2019 – Q2 FY 2021. (4) Pro forma for WCRC acquisition.

SIGNA SPORTS UNITED
6

(M) €1,351+ / €1,351 / $1,621+ $1,621 €1,371 €1,351 Up 14%+ €67+ / $80+ €58 / $70 Previous '21E Latest '21E Previous '21E Latest '21E Forecast Forecast Forecast Forecast 7 Note: Assuming EUR:USD FX rate of 1.200. Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full year of ownership. SIGNA SPORTS UNITED The Company has excluded a quantitative reconciliation with respect to the PF FY2021 Consolidated Forecast since preparing such reconciliation would require unreasonable efforts.

SSU OUTLOOK

SIGNA SPORTS UNITED

MARKET	• **Structural megatrends** accelerated; **offline to online** retail **shift**, increased **sports participation**, public sector **infrastructure spending** (e.g. bike lanes)**, e-mobility / e-bike boom** • Global **supply chain constraints due to C-19 in full-bike** likely to continue into FY2022, **while demand projections continue to increase** • **Scaled retailers** such as SSU with **strong international supplier relationships** and **strong own brand portfolio** to benefit
ORGANIC EXPANSION	• Focus on **growing market share** across **Europe** and market acceleration in the **U.S.** • Sizable **advanced pre-orders in Bike category placed pre pandemic** in anticipation of growth • **Strong consumer demand** provides confidence for **double digit sales growth in FY2022** with **continued strong unit economics**
M&A MOMENTUM	• Integration of WiggleCRC and U.S. Tennis acquisitions **provide significant synergy potential** • Natural consolidator with attractive and **actionable near-term M&A pipeline**
PLATFORM BUSINESSES	• **Expansion** of platform business to accelerate • Ramp up of **talent and investments in technology & innovation**

8

SIGNA SPORTS UNITED

Process on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 9 SIGNA SPORTS UNITEDProcess on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 9 SIGNA SPORTS UNITED

Primary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 10 SIGNA SPORTS UNITEDPrimary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 10 SIGNA SPORTS UNITED

11 11 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D11 11 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

RECONCILIATION TO IFRS METRICS

SIGNA SPORTS UNITED

(€M)

Includes €10.1M of consulting fees related to public listing

Includes €13.6M of consulting fees related to public listing

	FY Q3		9M YTD	
	2020	2021	2020	2021
Net Loss	**€2.5**	**(€12.9)**	**(€15.6)**	**(€24.9)**
Income Tax Benefit	2.1	3.0	(2.4)	4.6
Earnings before tax (EBT)	**€4.6**	**(€10.0)**	**(€18.0)**	**(€20.3)**
Depreciation and amortization	6.5	7.6	18.1	22.4
Finance income	(0.1)	(0.1)	(0.1)	(0.1)
Finance costs	1.9	4.8	4.9	8.6
Results from investments accounted for at equity	0.2	0.3	0.2	0.9
EBITDA	**€13.1**	**€2.6**	**€5.1**	**€11.5**
Total EBITDA Adjustments	***1.5***	***11.1***	***5.0***	***16.1***
Acquisition related charges	0.1	0.4	0.2	0.4
Reorganization and restructuring costs	0.9	0.6	2.4	1.7
Consulting fees	0.7	10.1	1.1	13.6
Share-based compensation	(0.2)	–	(0.5)	–
Ramp-up cost	0.0	0.1	1.7	0.4
Other items not directly related to current operations	(0.0)	(0.1)	0.1	(0.0)
Adjusted EBITDA (Reported)	**€14.7**	**€13.7**	**€10.1**	**€27.6**

Note: Q3 2021 Financials include 2 month impact of Midwest Sports financials.

SIGNA SPORTS UNITED 12

KPI Definition Customers with one or more purchases within the last 12 months, Active Customers irrespective of cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and Total Visits at date change. Not cut off at channel change during session Net Orders Orders post cancellations and returns Total online revenue (excluding sales partners) divided by net orders (post Net AOV cancellations and returns) 13 SIGNA SPORTS UNITEDKPI Definition Customers with one or more purchases within the last 12 months, Active Customers irrespective of cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and Total Visits at date change. Not cut off at channel change during session Net Orders Orders post cancellations and returns Total online revenue (excluding sales partners) divided by net orders (post Net AOV cancellations and returns) 13 SIGNA SPORTS UNITED

This presentation (this “Presentation”) was prepared by SIGNA Sports United GmbH (“SSU”). Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of SSU. This Presentation is for informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations & Warranties This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SSU or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. SSU disclaims any duty to update the information contained in this Presentation. Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the sports retail industry in SSU’s markets is very competitive and SSU’s ability to compete depends on a large variety of factors both within and beyond SSU’s control; (ii) negative developments in global and local economic conditions in SSU’s markets, including the COVID-19 pandemic if it continues, could adversely impact consumer spending in the sports retail industry; (iii) SSU has incurred significant operating losses since its inception, and there is no guarantee that SSU will achieve or maintain profitability in the future; (iv) SSU regularly pursues acquisitions, any of which could result in significant additional expenses, failure to achieve anticipated benefits, or failure to be properly integrated; (v) SSU may not be able to maintain or grow its revenue or business; (vi) if SSU is unable to manage its organic growth effectively, it could have a material adverse effect on SSU’s business, financial condition, cash flows, results of operations and prospects; (vii) SSU’s management team has limited experience managing a public company, and publicly traded company reporting and compliance requirements could divert resources from the day-to-day management of its business; (viii) any failure to anticipate and respond in a timely manner to sports trends and consumer preferences could result in a loss of customers and business; (ix) SSU is involved in and may pursue strategic relationships but such relationships may not provide the anticipated benefits; (x) SSU relies on external financing to support the continued growth of its business and may not be able to raise needed capital on economically acceptable terms; (xi) SSU is subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on its business; (xii) SSU may not be successful in integrating Mapil TopCo Limited into its existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; (xiii) SIGNA Sports United B.V., a Dutch private limited liability company (“TopCo”), has no operating or financial history and its results of operations may differ significantly from the unaudited pro forma financial data included in the F-4; (xiv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption by the shareholders of Yucaipa Acquisition Corporation (“Yucaipa”) of the Business Combination Agreement, dated as of June 10, 2021 (the “Merger Agreement”), by and among Yucaipa, SSU and TopCo, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company, and SIGNA International Sports Holding GmbH, a German limited liability company, and the satisfaction of the minimum cash condition following redemptions by Yucaipa’s public shareholders and the receipt of certain governmental and regulatory approvals; (xv) the inability to complete the PIPE investment in connection with the proposed transaction; (xvi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xvii) risks that the proposed transaction disrupts current plans and operations of SSU and potential difficulties in SSU employee retention as a result of the proposed transaction; (xviii) the COVID-19 pandemic may trigger an economic crisis which may delay or prevent the consummation of the proposed business combination; and (xix) during the pre-closing period, SSU is prohibited from entering into certain transactions that might otherwise be beneficial to SSU or its shareholders. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Yucaipa’s registration statement on Form S-1 (File No. 333-239936), its Quarterly Report on Form 10-Q for the period ended June 30, 2021, the registration statement filed by TopCo on Form F-4 discussed below and other documents filed by Yucaipa and TopCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and SSU assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SSU gives no assurance that it or the combined company will achieve its expectations. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of SSU. 14 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDThis presentation (this “Presentation”) was prepared by SIGNA Sports United GmbH (“SSU”). Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of SSU. This Presentation is for informational discussion purposes only and does not constitute an offer to sell or exchange nor a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations & Warranties This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by SSU or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. SSU disclaims any duty to update the information contained in this Presentation. Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the sports retail industry in SSU’s markets is very competitive and SSU’s ability to compete depends on a large variety of factors both within and beyond SSU’s control; (ii) negative developments in global and local economic conditions in SSU’s markets, including the COVID-19 pandemic if it continues, could adversely impact consumer spending in the sports retail industry; (iii) SSU has incurred significant operating losses since its inception, and there is no guarantee that SSU will achieve or maintain profitability in the future; (iv) SSU regularly pursues acquisitions, any of which could result in significant additional expenses, failure to achieve anticipated benefits, or failure to be properly integrated; (v) SSU may not be able to maintain or grow its revenue or business; (vi) if SSU is unable to manage its organic growth effectively, it could have a material adverse effect on SSU’s business, financial condition, cash flows, results of operations and prospects; (vii) SSU’s management team has limited experience managing a public company, and publicly traded company reporting and compliance requirements could divert resources from the day-to-day management of its business; (viii) any failure to anticipate and respond in a timely manner to sports trends and consumer preferences could result in a loss of customers and business; (ix) SSU is involved in and may pursue strategic relationships but such relationships may not provide the anticipated benefits; (x) SSU relies on external financing to support the continued growth of its business and may not be able to raise needed capital on economically acceptable terms; (xi) SSU is subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on its business; (xii) SSU may not be successful in integrating Mapil TopCo Limited into its existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; (xiii) SIGNA Sports United B.V., a Dutch private limited liability company (“TopCo”), has no operating or financial history and its results of operations may differ significantly from the unaudited pro forma financial data included in the F-4; (xiv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption by the shareholders of Yucaipa Acquisition Corporation (“Yucaipa”) of the Business Combination Agreement, dated as of June 10, 2021 (the “Merger Agreement”), by and among Yucaipa, SSU and TopCo, Olympics I Merger Sub, LLC, a Cayman Islands limited liability company, and SIGNA International Sports Holding GmbH, a German limited liability company, and the satisfaction of the minimum cash condition following redemptions by Yucaipa’s public shareholders and the receipt of certain governmental and regulatory approvals; (xv) the inability to complete the PIPE investment in connection with the proposed transaction; (xvi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xvii) risks that the proposed transaction disrupts current plans and operations of SSU and potential difficulties in SSU employee retention as a result of the proposed transaction; (xviii) the COVID-19 pandemic may trigger an economic crisis which may delay or prevent the consummation of the proposed business combination; and (xix) during the pre-closing period, SSU is prohibited from entering into certain transactions that might otherwise be beneficial to SSU or its shareholders. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Yucaipa’s registration statement on Form S-1 (File No. 333-239936), its Quarterly Report on Form 10-Q for the period ended June 30, 2021, the registration statement filed by TopCo on Form F-4 discussed below and other documents filed by Yucaipa and TopCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and SSU assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SSU gives no assurance that it or the combined company will achieve its expectations. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of SSU. 14 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Industry & Market Data This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, neither SSU nor any of its affiliates and advisors makes any representations as to the accuracy or completeness of these data. Non-IFRS Financial Measures The Presentation includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Use of Projections This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SSU’s control. While all financial projections, estimates and targets are necessarily speculative, SSU believes the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SSU or the combined company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information For Investors and Stockholders This document relates to SSU’s and its affiliates’ business operations. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TopCo has filed a registration statement on Form F-4 (333-257685), which includes a preliminary prospectus and proxy statement of TopCo, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Yucaipa shareholders. TopCo and Yucaipa also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Yucaipa are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TopCo through the website maintained by the SEC at www.sec.gov. The documents filed by TopCo with the SEC also may be obtained free of charge at Yucaipa’s website at https:// https://www.yucaipayac.com/ or upon written request to 9130 West Sunset Boulevard, Los Angeles, CA 90069. Participants in the Solicitation SSU and Yucaipa and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yucaipa, in favor of the approval of the proposed transaction. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of those documents may be obtained as described in the preceding paragraph. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that you have read and agree to fully comply with and accept the contents of this disclaimer notice. 15 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDIndustry & Market Data This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, neither SSU nor any of its affiliates and advisors makes any representations as to the accuracy or completeness of these data. Non-IFRS Financial Measures The Presentation includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Use of Projections This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of SSU’s control. While all financial projections, estimates and targets are necessarily speculative, SSU believes the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SSU or the combined company after the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Important Information For Investors and Stockholders This document relates to SSU’s and its affiliates’ business operations. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TopCo has filed a registration statement on Form F-4 (333-257685), which includes a preliminary prospectus and proxy statement of TopCo, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Yucaipa shareholders. TopCo and Yucaipa also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Yucaipa are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TopCo through the website maintained by the SEC at www.sec.gov. The documents filed by TopCo with the SEC also may be obtained free of charge at Yucaipa’s website at https:// https://www.yucaipayac.com/ or upon written request to 9130 West Sunset Boulevard, Los Angeles, CA 90069. Participants in the Solicitation SSU and Yucaipa and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yucaipa, in favor of the approval of the proposed transaction. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of those documents may be obtained as described in the preceding paragraph. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that you have read and agree to fully comply with and accept the contents of this disclaimer notice. 15 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

SSU Investor Relations https://signa-sportsunited.com/investor-relations/ SSU Investors Contact Matt Chesler, CFA Allison + Partners matt.chesler@allisonpr.com +1 646 809 2183 16 16 16 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SIGNA SIGNA SP SP SPO O ORTS RTS RTS U U UNITE NITE NITED D D